Exhibit 99.1

Sinovac Sets the Record Straight Regarding False Statements by Unauthorized Third Parties

BEIJING, March 15, 2018  /PRNewswire/ -- Sinovac Biotech Ltd. (“Sinovac” or the “Company”) (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, today responded to public statements made by other parties falsely claiming to control the Company, including a press release falsely purporting to come from Sinovac itself. These statements have misrepresented the outcome of the Company’s recent annual general meeting (AGM) and the composition of the Sinovac board and have attempted to confuse and undermine the Company’s legitimate leadership.

The Company emphasized that third parties, including the dissident shareholders who sought to disrupt the election of directors at the AGM do not have the authority to determine or announce the results of Sinovac’s AGM, comment on the Company’s governance or speak on behalf of the Company.

As Sinovac has previously stated, all five of the Company’s incumbent directors – Weidong Yin, Yuk Lam Lo, Simon Anderson, Kenneth Lee and Meng Mei – were properly re-elected at the AGM by a majority of the votes validly cast. The Board takes seriously its duty to protect the value of the Company for all shareholders, and has taken actions to ensure the continued stable operation of the business, including the appointment by Sinovac Biotech (Hong Kong) Limited, a wholly owned subsidiary of the Company, of Mr. Dawei Mao as a director of Sinovac Biotech Co., Ltd. (“Sinovac Beijing”), the Company’s main operating subsidiary. Mr. Mao has replaced Ms. Xiaomin Yang, the President of Sinobioway Group Co., Ltd., as a director of Sinovac Beijing in accordance with applicable law and procedures. Additionally, the Board noted that Mr. Weidong Yin continues to serve as the Chairman, CEO and President of Sinovac.

Sinovac will take all necessary action to protect the Company from disruption of any kind by unauthorized third parties.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information, please visit the Company's website at www.sinovac.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or that could be filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price should its rights plan have been triggered.

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

ir@sinovac.com

Media:

Foote Group

Philip Lisio +86 135-0116-6560

phil@thefootegroup.com

Abernathy MacGregor

Jeremy Jacobs, +1-212-371-5999

jrj@abmac.com

Ina McGuinness +1-213-630-6550

Ina@abmac.com

Investors:

ICR Inc.

Bill Zima U.S: 1-646-308-1707

Email: william.zima@icrinc.com

MacKenzie Partners, Inc.

Paul Schulman, +1-212-929-5364

pschulman@mackenziepartners.com